October 10, 2023

TO:

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

FROM:

Peter H. Koch

Chief Executive Officer

ReoStar Energy Corp.

87 N. Raymond Ave., Suite 200

Pasadena, California 91103

Re: ReoStar Energy Corp.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed September 11, 2023

File No. 024-11669

Response to Comments:

Comment:

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

Risks Related to our Business

Governing Law and Legal Venue, page 12

1.	We note you disclose here and on page 19 that "[t]his Agreement shall be construed in accordance with, and governed by, the laws of the District Court of the Clark County Judicial District of the State of Nevada for any claim as to which the Clark County District Court of the State of Nevada has jurisdiction." Please clarify what you mean by "this Agreement." In this regard, we note that this exclusive forum provision is included in your subscription agreement but not your governing documents. Please also revise your disclosure to clearly and prominently describe the provision and whether you intend for this exclusive forum provision to extend to derivative actions relating to federal securities law claims. Additionally, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

It was never the intent of the Company to have an Exclusive Forum Legal Provision. Since there is no such provision in the Company’s Governing or Operating documents it was decided to remove this section from the Offering and the Subscription Agreement.

Comment:

Management's Discussion and Analysis, page 20

2.	We note that you have provided financial results as of June 30, 2023. Please revise this section and elsewhere as appropriate to provide updated disclosure to include these more recent results. In addition, please revise your financial statement to clarify whether the results at page F-9 to F-15 are for the year ended June 30 or the six months ended June 30.

Response:

“Management’s Discussion and Analysis, page 20” has been edited and revised to incorporate the

The more recent disclosure of the financial statements for period ending June 30, 2023. In addition, pages

F-9 to F-15 have been revised accordingly, and throughout the Offering to reflect the more recent inclusion of Financials for the period ending June 30, 2023.

Comment:

General

3.	We note your disclosure that "[t]he Company reserves the right to sell shares under this Offering at $1.00 per share for any investor who invest a minimum of $1,000,000." At- the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering. To the extent you choose to change the price during the offering to another fixed price, please confirm that you will do so by means of a supplemental or post-qualification amendment, as appropriate. Refer to Rule 251(d)(3)(ii) of Regulation A. In addition, file an updated subscription agreement with your next amendment, as appropriate.

Response:

All references in the Offering to selling shares at $1.00 have been removed and a fixed price of $2.00 is now used throughout the Offering. In addition, an updated Subscription Agreement has been filed.

Comment:

4.	Please revise your opinion to reflect the terms of the proposed offering.

Response:

Revised and updated Opinion Letter filed.

The Company feels it has successfully complied with all current Comments.

Sincerely,

/s/ Peter H. Koch

Peter H. Koch

Chief Executive Officer

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